

Coss Marte · 2nd

Executive Director at Second Chance Studios | Founder & CEO of CONBODY

Greater New York City Area · 500+ connections · **Contact info**

 **Second Chance Stud**

 **Marist College**

Experience



Second Chance Studios

Second Chance Studios · Full-time
Jun 2020 – Present · 2 mos
New York City Metropolitan Area

We are a non-profit digital media company that trains and employs formerly incarcerated individuals.



Founder & CEO

ConBody
Jan 2014 – Present · 6 yrs 7 mos
294 Broome St. New York, NY 10002

ConBody is a prison style fitness studio that hires formerly incarcerated individuals to teach fitness classes.



Entrepreneur in Training

Defy Ventures
Jun 2013 – Jul 2016 · 3 yrs 2 mos
WeWork

Defy Ventures

Fellow of Defy Ventures, a nationally recognized entrepreneurship training and business
incubator. Defy's advocates include leaders such as Richard Branson, Seth Godin, Duncan
Niederauer, and Tim Draper

...see mor



Resume Writer

Goodwill Industries International
Jun 2013 – Jun 2015 · 2 yrs 1 mo
25 Elm Place

• Create resumes for 500+ program participants monthly with the correct format and content,
tailored to each client
• Teach basic computer literacy and provide support for web-based tools
• Confer with clients on areas in which they can improve in resume presentation   ...see mor

Education



Marist College

2011 – 2012

Borough of Manhattan Community College

28 credits, Liberal Arts and Sciences/Liberal Studies
2007 – 2009



Nativity MIssion Center

1996 – 1999

Show 1 more education ⌄

Licenses & Certifications

ISSA Certified Personal Trainer

Skills & Endorsements

Entrepreneurship · 91

Endorsed by **Andrea Barrica and 3 others who**

Endorsed by **4 of Coss' colleagues at CC**

 **are highly skilled at this**

Endorsed by **4 of Coss' colleagues at CO**

CONBODY

Leadership · 81

 Endorsed by **Lou Benes and 2 others who are highly skilled at this**

CONBODY   Endorsed by **5 of Coss' colleagues at CO**

Social Media · 79

 Endorsed by **Sultan Malik and 4 others who are highly skilled at this**

CONBODY   Endorsed by **2 of Coss' colleagues at CO**

Show more ⌄

Recommendations

Received (1)   Given (1)

 **Gerard Gross**
CEO/Senior Technical
Consultant
January 10, 2015, Gerard and
Coss were students together

I participated in a number of events with Coss during the gr
training at Defy. Coss is quick on his feet, resourceful, and
think outside of the box. He is also has great client relations
and is very detailed oriented. I believe his new company wil
and prosper in the upcoming year and for years to c... **See**

